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Exhibit 2.1

REORGANIZATION AGREEMENT

among

Liberty Media Corporation,

Liberty Media International Holdings, LLC

and

Liberty Media International, Inc.

Dated as of May 20, 2004

EXHIBIT A—Form of LMC Notes
EXHIBIT B—Form of Japan Notes
EXHIBIT C—Form of Credit Facility
EXHIBIT D—Form of Facilities and Services Agreement
EXHIBIT E—Form of Tax Sharing Agreement
EXHIBIT F—Form of Aircraft Agreement

SCHEDULE 1.1—Liberty Media International Restructure Plan

INDEX TO DEFINITIONS

        The following terms used in this Agreement are defined in the sections indicated:

Term	Section
Adjusted LMC Option	Section 4.4(b)
Agents	Section 6.6(a)
Agreement	Preamble
Aircraft Agreement	Section 7.3(a)(iv)
Closing	Section 7.1
Closing Date	Section 7.1
Company	Preamble
Company Business and Assets	Section 6.1(b)
Company Common Stock	Section 4.2(b)
Company Option	Section 4.4(b)
Contributed Assets	Section 2.2
Contributing Parent	Section 2.3
Credit Facility	Section 7.3(a)
Delaware Act	Article I
disclosing party	Section 6.6(b)
Distributed Assets	Section 2.1
Distribution	Recitals
Distribution Date	Section 4.2(a)
Indemnitee	Section 6.1(c)
Indemnitor	Section 6.1(c)
International Business	Recitals
Japan Notes	Section 3.3
LFMV	Section 4.4(c)
LMC	Preamble
LMC Board	Section 4.2(a)
LMC Common Stock	Recitals
LMC Corporate Holders	Section 4.4(b)
LMC Options	Section 4.4(a)
LMC Plan Committee	Section 4.4(b)
LMC Plans	Section 4.4(a)
LMC SARs	Section 4.4(a)
LMC Series A Common Stock	Recitals
LMC Series B Common Stock	Recitals
LMC Services Agreement	Section 7.3(a)
LMC Stockholders	Section 4.2(b)
LMI Holders	Section 4.4(b)
LMINT LLC	Preamble
Losses	Section 6.1(a)
Other Agreements	Section 5.1(b)
Proprietary Information	Section 6.6(b)
receiving party	Section 6.6(c)
Recipient Subsidiary	Section 2.3
Record Date	Section 4.2(a)
Reorg Agreements	Section 5.1(b)
Reorganization	Article I
Series A Common Stock	Section 4.1
Series B Common Stock	Section 4.1
Tax Sharing Agreement	Section 7.3(a)

REORGANIZATION AGREEMENT

        This Reorganization Agreement (this "Agreement") dated as of May 20, 2004 is among Liberty Media Corporation, a Delaware corporation ("LMC"), Liberty Media International Holdings, LLC, a Delaware limited liability company ("LMINT LLC"), and Liberty Media International, Inc., a Delaware corporation (the "Company").

RECITALS

        LMINT LLC and the Company are wholly-owned subsidiaries of LMC. The parties desire to effect the transactions set forth in this Agreement in connection with a plan to reorganize and spin off LMC's interests in certain cable television, telecommunications and other related businesses outside of the United States of America (the "International Business") in a series of transactions intended to qualify under, among other provisions, Sections 355 and 368 of the Internal Revenue Code, as amended, which plan was adopted by LMC's Board of Directors on March 10, 2004 with the expectation that the plan would accomplish certain non-federal tax purposes germane to the business of LMC and its affiliates and the Company and its affiliates. This agreement constitutes a plan of reorganization. Pursuant to this Agreement and upon the consummation of the other transactions provided for herein, subject to regulatory approval and certain conditions, LMC intends to distribute all the issued and outstanding capital stock of the Company (the "Distribution") to the holders of record on the record date for the Distribution of shares of Liberty Media Corporation Series A Common Stock (the "LMC Series A Common Stock"), and Liberty Media Corporation Series B Common Stock (the "LMC Series B Common Stock" and together with the LMC Series A Common Stock, the "LMC Common Stock").

        NOW, THEREFORE, in consideration of the foregoing and the mutual promises contained herein, the parties hereto agree as follows:

ARTICLE I
REORGANIZATION AND DISTRIBUTION

        In accordance with and subject to the provisions of this Agreement and the Delaware General Corporation Law (the "Delaware Act"), the parties will take, or cause to be taken, all actions that are necessary or appropriate to accomplish steps numbered 6 through 42, inclusive, set forth in the Liberty Media International Restructure Plan attached hereto as Schedule 1.1 (the "Reorganization") in the order set forth therein (except for step 32, which may be done at any time before or after this Agreement is executed) as soon as practicable after the conditions thereto have been satisfied or, to the extent waivable, waived. All of the steps of the Reorganization, together with steps 1 through 5 of Schedule 1.1, which already have been completed prior to the date hereof, are intended to be part of the same plan of reorganization even though there may be delays between certain of the steps. The parties will cause any transferee of assets in the Reorganization (whether by merger, contribution, distribution or sale) to assume all liabilities and obligations of the transferor associated with the transferred assets whether arising before or after the Reorganization (except as otherwise expressly provided in the agreement effecting the transfer). As promptly as practicable after the Reorganization is completed the parties will take, or cause to be taken, all actions that are necessary or appropriate to accomplish the Distribution. All documents and instruments used to effect the Reorganization and Distribution shall be in form satisfactory to LMC and the Company and their respective legal counsel.

ARTICLE II
DISTRIBUTIONS AND CONTRIBUTIONS OF ASSETS

Section 2.1 Distributions to LMC.

        LMINT LLC hereby agrees to distribute, assign, transfer, deliver and convey to LMC and its subsidiaries, and to cause its subsidiaries to do so, as part of the Reorganization and without further consideration, the assets, subject to associated liabilities and obligations, which Schedule 1.1 contemplates will be distributed, assigned, transferred, delivered and conveyed to LMC and its subsidiaries (the "Distributed Assets"). LMC agrees to acquire, accept and receive all of the assignors' right, title and interest in and to the Distributed Assets, subject to associated liabilities and obligations.

Section 2.2 Contributions to the Company's Capital.

        LMC hereby agrees to assign, transfer, deliver and convey to the Company, as a contribution to capital and without further consideration, the assets, subject to associated liabilities and obligations, which Schedule 1.1 contemplates will be contributed to the Company (collectively, the "Contributed Assets"). The Company hereby agrees to acquire, accept and receive all of LMC's right, title and interest in and to the Contributed Assets, subject to associated liabilities and obligations. The contributions to the Company's capital pursuant to this Section 2.2 are intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Section 2.3 Excess Loss Accounts

        The Reorganization is being completed in part in order to eliminate any excess loss accounts that may exist with respect to direct and indirect corporate subsidiaries of the Company. To the extent any excess loss account existing as of the day prior to the Distribution Date with respect to any direct or indirect corporate subsidiary of the Company is not eliminated as a consequence of the Reorganization, the amount of the intercompany payable, if any, determined as of the day prior to the Distribution Date, that is payable by such subsidiary to the Company or to the direct or indirect parent of such subsidiary other than the Company will be deemed to have been contributed to the capital of such subsidiary as of the day prior to the Distribution Date to the extent necessary to eliminate such excess loss account, provided that (a) such contribution will be deemed to be have been made only if the company from which the deemed contribution originates (the "Contributing Parent") owns 100%, directly or indirectly, of such subsidiary, (b) no such contribution will be deemed to have been made with respect to Liberty Japan, Inc. or Liberty Jupiter, Inc. and (c) with respect to any subsidiary (a "Recipient Subsidiary") that is an indirect subsidiary of the Contributing Parent, such contribution shall be deemed to have been contributed to the direct subsidiary of the Contributing Parent that is an owner in the ownership chain of such Recipient Subsidiary and in turn by such owner to its subsidiary that is an owner in the ownership chain of such Recipient Subsidiary, successively, until a contribution in the required amount is made to such Recipient Subsidiary by the owner that is the direct stockholder of such Recipient Subsidiary, and in the case of any Recipient Subsidiary having more than one stockholder, such capital contribution will be deemed to have been made to such Recipient Subsidiary by the owners that are its stockholders in proportion to their stock ownership in such Recipient Subsidiary.

ARTICLE III
PURCHASES AND SALES

Section 3.1 Purchase of Notes and Bonds.

        LMC agrees to cause its subsidiaries to assign, transfer, deliver and convey to LMC (a) the notes receivable described in step 16 of Schedule 1.1 in consideration of a promissory note issued by LMC to LSAT Techco Financing, Inc. in the principal amount of $4,089,492.97 and (b) the bonds described in step 16 of Schedule 1.1 in consideration of a promissory note issued by LMC to Liberty Satellite Brazil Bonds, Inc. in a principal amount equal to $8,198,380, which the parties agree is the fair market value of the bonds as of the date of this Agreement, each note to be in substantially the form of Exhibit A.

Section 3.2 Purchase of DTH Interests.

        LMC agrees to cause Liberty Satellite, LLC to sell all of its right, title and interest in and to the beneficial interests described in step 28 of Schedule 1.1 to the purchasers set forth therein, and LMI agrees to cause its subsidiaries that are set forth therein as purchasers to purchase such right, title and interest, for the cash consideration set forth therein.

Section 3.3 Intercompany Payables.

        A portion of the intercompany payable from Liberty Japan, Inc. to LMC will be converted on May 21, 2004 into a promissory note in substantially the form of Exhibit B pursuant to step 24 of Schedule 1.1. On the date immediately preceding the Distribution a portion of the remaining intercompany payable from Liberty Japan, Inc. to LMC in an amount equal to the amount of advances made by LMC to Liberty Japan, Inc. on or after May 22, 2004 will be converted into a promissory note in substantially the form of Exhibit B (such note, together with the note to be made by Liberty Japan, Inc. pursuant to the first sentence of this Section 3.3, the "Japan Notes") with a principal amount equal to the amount of such advances, pursuant to step 41 of Schedule 1.1. The Company hereby unconditionally and irrevocably guarantees the payment of the Japan Notes as and when due. Such payment is a guarantee of payment, not of collection.

ARTICLE IV
DISTRIBUTION OF COMPANY COMMON STOCK TO LMC STOCKHOLDERS

Section 4.1 Issuance of Company Common Stock.

        Immediately prior to the Distribution the Company will issue to LMC a number of shares of Series A Common Stock, par value $0.01 per share (the "Series A Common Stock"), and a number of shares of Series B Common Stock, par value $0.01 per share (the "Series B Common Stock"), as in the aggregate is sufficient to effect the Distribution in accordance with Section 4.2 hereof.

Section 4.2 The Distribution.

        (a)   The Board of Directors of LMC (the "LMC Board") shall have the authority to (i) declare or refrain from declaring the Distribution, (ii) establish or change the record date for the Distribution (the "Record Date"), (iii) establish or change the date on which the Distribution will be effective (the "Distribution Date") and (iv) establish or change the procedures for effecting the Distribution, subject to this Agreement and the Delaware Act.

        (b)   On the Distribution Date, subject to the conditions to the Distribution set forth in Section 4.3, LMC shall cause to be distributed to the holders of record of LMC Common Stock at the close of business on the Record Date (such holders, the "LMC Stockholders"), as a dividend, all the issued and outstanding shares of Series A Common Stock and Series B Common Stock (collectively, the "Company Common Stock"), on the basis of 0.05 of a share of Series A Common Stock for each share of LMC Series A Common Stock held of record on the Record Date and 0.05 of a share of Series B Common Stock for each share of LMC Series B Common Stock held of record on the Record Date.

        (c)   LMC will not issue fractional shares of Company Common Stock in connection with the Distribution. If any LMC Stockholder otherwise would be entitled to receive a fractional share of Company Common Stock in the Distribution, that person will instead receive cash in an amount equal to the product of the applicable fraction of a share multiplied by the average of the closing prices of the applicable series of Company Common Stock on the Nasdaq National Market over the 10 trading day period beginning on the trading day on which shares of Company Common Stock begin trading in the regular way market.

Section 4.3 Conditions to the Distribution.

        It shall be a condition to the occurrence of the Distribution that (a) on or before the Record Date, the LMC Board shall have taken all necessary corporate action to establish the Record Date and to declare the Distribution in accordance with the certificate of incorporation and bylaws of LMC and the Delaware Act, (b) Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to LMC, shall have rendered an opinion substantially to the effect that the Distribution will qualify as a tax-free spin-off under Section 355 of the Code and (c) the registration statement of the Company with respect to the registration under the Securities Exchange Act of 1934 of the Company Common Stock shall have become effective, and such effectiveness shall not on the date of the Distribution be stayed or suspended.

Section 4.4 Treatment of Certain LMC Awards.

        (a)   Certain employees, directors and officers of LMC and its subsidiaries have been granted options to purchase shares of LMC Series A Common Stock ("LMC Options") and stock appreciation rights with respect to shares of LMC Series A Common Stock ("LMC SARs") pursuant to various stock incentive plans of LMC (the "LMC Plans").

        (b)   Subject to the approval of the committee of the LMC Board that administers the LMC Plans (the "LMC Plan Committee"), immediately prior to the Distribution each LMC Option held as of the Record Date by employees of the Company or of LMINT LLC (collectively, the "LMI Holders") or by persons who are directors of LMC and employees of LMC who are employed in LMC departments that are expected to provide services to the Company under the Facilities and Services Agreement (collectively, the "LMC Corporate Holders") shall be divided into two separately exercisable options: (i) an option (a "Company Option") to purchase shares of the same series of Company Common Stock as the series of LMC Common Stock for which the LMC Option is exercisable, exercisable for a number of shares of such series of Company Common Stock equal to the product of the number of shares of LMC Common Stock for which the applicable LMC Option originally was exercisable multiplied by 0.05, and (ii) an option (an "Adjusted LMC Option") to purchase shares of the same series of LMC Common Stock as the series of LMC Common Stock for which the LMC Option is exercisable, exercisable for the same number of shares of such series of LMC Common Stock as the corresponding LMC Option had been exercisable. The aggregate original exercise price of each LMC Option held by an LMI Holder or LMC Corporate Holder shall be allocated between the Company Option and the Adjusted LMC Option into which it is divided so that the Company Option has an exercise price per share equal to the fair market value per share (as determined by the LMC Plan Committee) of the applicable series of Company Common Stock and the balance of the aggregate original exercise price is allocated to the Adjusted LMC Option. Except as described in this Section 4.4 all other terms of the Company Option and Adjusted LMC Option shall in all material respects be the same as such original LMC Option. After the Distribution, Adjusted LMC Options and Company Options held by an LMI Holder or LMC Corporate Holder will continue to be exercisable on the same basis as his or her original LMC Options, except that employment by or service to LMC thereunder also will be deemed to include employment by or service to the Company.

        (c)   All other holders of outstanding LMC Options as of the Record Date will retain their LMC Options, subject to an adjustment as of the Record Date as follows:

          (i)    the exercise price per share of the Adjusted LMC Option shall equal the product of the original exercise price per share multiplied by a fraction of which (A) the numerator equals the difference between (1) the average of the closing prices of the applicable series of LMC Common Stock on The New York Stock Exchange over the ten-trading day period ending on the last trading day preceding the Distribution Date ("LFMV"), and (2) the product of 0.05 multiplied by the fair market value per share (as determined by the LMC Plan Committee) of the corresponding series of Company Common Stock, and of which (B) the denominator equals LFMV; and

          (ii)   the number of shares for which the Adjusted LMC Option is exercisable shall equal the quotient obtained by dividing (A) the product of the original exercise price per share multiplied by the number of shares for which the original LMC Option was exercisable by (B) the adjusted exercise price per share.

The terms of the outstanding LMC Options held by such holders will in all other material respects remain as they are prior to the date hereof.

        (d)   LMI Holders and LMC Corporate Holders who hold outstanding LMC SARs as of the Record Date will receive an adjusted LMC SAR and a Company Option relating to shares of the corresponding series of Company Common Stock in replacement of their outstanding LMC SARs. The aggregate base price of the original LMC SAR shall be allocated between the adjusted LMC SAR and the Company Option, such that the Company Option has an exercise price per share equal to the fair market value per share (as determined by the LMC Plan Committee) of the applicable series of Company Common Stock and the balance of the aggregate original base price is allocated to the adjusted LMC SAR. The number of shares of LMC Common Stock related to the adjusted LMC SAR shall be the same as the number of shares of LMC Common Stock related to the original LMC SAR. The number of shares of Company Common Stock for which the Company Option is exercisable shall be equal to the product of the number of shares of LMC Common Stock related to the original LMC SAR multiplied by 0.05. Any adjusted LMC SAR and any Company Option held by an LMI Holder or LMC Corporate Holder will continue to vest on the same basis as his or her original LMC SAR, except that employment by or service to LMC thereunder also shall be deemed to include employment by or service to the Company.

        (e)   Each other holder of an LMC SAR will retain his or her LMC SAR, the number of shares of LMC Common Stock and base price per share of which will be adjusted as follows:

          (i)    The base price per share of the adjusted LMC SAR shall equal the product of the original base price per share multiplied by a fraction of which (A) the numerator equals the difference between (1) LFMV and (2) the product of 0.05 multiplied by the fair market value per share of the corresponding series of Company Common Stock, and of which (B) the denominator equals LFMV; and

          (ii)   The number of shares related to the adjusted LMC SAR shall equal the quotient obtained by dividing (A) the product of the original base price per share multiplied by the number of shares related to the original LMC SAR by (B) the adjusted base price per share.

        (f)    The Company will issue to each holder of an unvested LMC restricted stock award outstanding as of the Record Date, for each share of restricted LMC Common Stock awarded thereunder, an award of 0.05 of a share of the same series of Company Common Stock as the shares of LMC Common Stock to which such LMC restricted stock award relates. Except as described in this subsection (f), the Distribution will not affect the outstanding LMC restricted stock awards and the restricted stock awards relating to Company Common Stock will be subject to the same restrictions as apply to the LMC restricted stock award with respect to which the Distribution is made. Any restricted shares of LMC Common Stock and any restricted shares of Company Common Stock held by an LMC Corporate Holder or an LMI Holder will continue to vest on the same basis as his or her original restricted stock, except that employment by or service to LMC thereunder also shall be deemed to include employment by or service to the Company.

        (g)   From and after the Distribution LMC will have sole responsibility with respect to the LMC Options, Adjusted LMC Options, LMC SARs and LMC restricted stock, and the Company will have sole responsibility with respect to the Company Options and restricted Company Common Stock. As soon as practicable after the Distribution the Company will enter into an option agreement or restricted stock agreement, as applicable, with each holder of a Company Option or shares of restricted Company Common Stock, and LMC will amend its existing option agreement with each holder of an outstanding LMC Option and will amend its existing stock appreciation rights agreement with each holder of an LMC SAR, to reflect the adjustments described above. The Company will file a Form S-8 registration statement with respect to shares of Company Common Stock issuable upon exercise of Company Options or vesting of awards of restricted Company Common Stock as soon as practicable after the Distribution.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

Section 5.1 Representations and Warranties of the Parties.

        Each of the parties hereto, severally and not jointly, hereby represents and warrants to each of the other parties as follows:

        (a)   Organization and Qualification. Such party is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the state of its incorporation or organization, has all requisite corporate or limited liability company power and authority to own, lease or operate its properties and to conduct the business heretofore conducted by it, and is duly qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified and in good standing would not have a material adverse effect on its business, financial condition or results of operations.

        (b)   Authorization and Validity of Agreement. Such party has all requisite corporate or limited liability company power and authority to execute, deliver and perform its obligations under this Agreement, the agreements and instruments required to effect the Reorganization (the "Reorg Agreements") and the other agreements to be delivered by it at the Closing (the "Other Agreements"). The execution, delivery and performance by such party of this Agreement, the Reorg Agreements and the Other Agreements and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors or other governing body of such party and, to the extent required by law, its stockholders or members, and no other corporate or limited liability company action on its part is necessary to authorize the execution and delivery by such party of this Agreement, the Reorg Agreements and the Other Agreements and the consummation by it of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by such party and is a valid and binding obligation of such party, enforceable in accordance with its terms (except as enforceability may be limited by laws affecting creditors' rights generally or by principles governing the availability of equitable remedies). The Reorg Agreements and the Other Agreements to which it will be a party, when executed and delivered by it, will be valid and binding obligations of such party, enforceable in accordance with their respective terms (except as enforceability may be limited by laws affecting creditors' rights generally or by principles governing the availability of equitable remedies).

        (c)   No Approvals or Notices Required; No Conflict with Instruments. The execution, delivery and performance by such party of this Agreement, the Reorg Agreements and the Other Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, constitute a default under, or result in the creation of any lien, charge or encumbrance upon any of its assets pursuant to the terms of, the charter, bylaws or limited liability company agreement of such party, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it or any of its assets are bound, or any law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court having jurisdiction over it or its properties.

        (d)   No Other Reliance. In determining to enter into this Agreement, the Reorg Agreements and the Other Agreements and consummate the transactions contemplated hereby and thereby, it has not relied upon any representation, warranty, promise or agreement other than those expressly contained herein, and no other representation, warranty, promise or agreement has been made or shall be implied.

Section 5.2 Additional Representations and Warranties of LMC.

        LMC hereby represents and warrants to the Company that upon the transfer of the Contributed Assets to the Company, the Company will acquire all right, title and interest of LMC free and clear of any liens, claims and encumbrances, except for the liabilities and obligations assumed by the Company.

ARTICLE VI
COVENANTS

Section 6.1 Cross-Indemnities.

        (a)   Each party hereby covenants and agrees to indemnify, defend and hold harmless each of the other parties hereto, their respective officers, directors, shareholders, members, partners, employees and agents and their respective successors and assigns from and against any and all claims, judgments, liabilities, losses, damages, costs and expenses (including reasonable attorneys' fees, disbursements and court costs and other reasonable professional fees and disbursements, whether or not litigation is instituted) (collectively, "Losses") arising from or out of or relating to any breach of any representation, warranty or covenant of such party contained herein.

        (b)   In addition to the indemnification provided for in Section 6.1(a):

          (i)    the Company hereby covenants and agrees to indemnify, defend and hold harmless LMC and its officers, directors, shareholders, members, partners, employees and agents from and against (A) any and all Losses arising from or out of or relating to the assets and businesses owned or operated by the Company and its subsidiaries on the Distribution Date (the "Company Business and Assets"), whether before or after the Distribution, and (B) any and all Losses arising out of or resulting from the ownership or operation of the business, assets or liabilities of the Company and its subsidiaries following the Distribution; and

          (ii)   LMC hereby covenants and agrees to indemnify, defend and hold harmless the Company and its officers, directors, employees and agents from and against (A) any and all Losses arising out of or resulting from the ownership or operation by LMC, its subsidiaries or any of their respective predecessors of any business or assets other than the Company Business and Assets whether before or after the Distribution, (B) any and all Losses arising out of or resulting from the ownership or operation of the business, assets or liabilities of LMC and its subsidiaries following the Distribution and (C) any and all Losses arising out of or resulting from the failure by LMC and its affiliates (other than those persons and entities which the Company or any of its subsidiaries exclusively controls) to comply with any non-competition, exclusivity or other obligation by which it continues to be bound following the Distribution with respect to any of the Company Business and Assets.

        The foregoing indemnification is not intended to cover any acts or activities that constitute fraud or willful misconduct by an indemnified person or any liability or obligation the responsibility for which is expressly covered by a Reorg Agreement or other Agreement.

        (c)   (i) In connection with any indemnification provided for in this Section 6.1, the party seeking indemnification (the "Indemnitee") will give the party from which indemnification is sought (the "Indemnitor") prompt notice whenever it comes to the Indemnitee's attention that the Indemnitee has suffered or incurred, or may suffer or incur, any Losses for which it is entitled to indemnification under this Section 6.1, and, when known, the facts constituting the basis for such claim (in reasonable detail). Failure by the Indemnitee to so notify the Indemnitor will not relieve the Indemnitor of any liability under this Agreement except to the extent that such failure prejudices the Indemnitor in any material respect.

          (ii)   After receipt of a notice pursuant to Section 6.1(c)(i), the Indemnitor will be entitled, if it so elects, to take control of the defense and investigation with respect to such claim and to employ and engage attorneys reasonably satisfactory to the Indemnitee to handle and defend such claim, at the Indemnitor's cost, risk and expense, upon written notice to the Indemnitee of such election, which notice acknowledges the Indemnitor's obligation to provide indemnification under this Agreement. The Indemnitor will not settle any third-party claim that is the subject of indemnification without the written consent of the Indemnitee, which consent will not be unreasonably withheld, delayed or conditioned; provided, however, that the Indemnitor may settle a claim without the Indemnitee's consent if such settlement (A) makes no admission or acknowledgment of liability or culpability with respect to the Indemnitee, (B) includes a complete release of the Indemnitee, and (C) does not require the Indemnitee to make any payment not covered by indemnification by the Indemnitor hereunder or forego or take any action. The Indemnitee will cooperate in all reasonable respects with the Indemnitor and its attorneys in the investigation, trial and defense of any lawsuit or action with respect to such claim and any appeal arising therefrom (including the filing in the Indemnitee's name of appropriate cross claims and counterclaims). The Indemnitee may, at its own cost, participate in any investigation, trial and defense of such lawsuit or action controlled by the Indemnitor and any appeal arising therefrom. If there are one or more legal defenses available to the Indemnitee that conflict with those available to, or that are not available to, the Indemnitor, the Indemnitee will have the right, at the expense of the Indemnitor, to engage separate counsel reasonably acceptable to the Indemnitor and to participate in the defense of the lawsuit or action.

          (iii)  If, after receipt of a notice pursuant to Section 6.1(c)(i), the Indemnitor does not undertake to defend any such claim, the Indemnitee may, but will have no obligation to, contest any lawsuit or action with respect to such claim, and the Indemnitor will be bound by the result obtained with respect thereto by the Indemnitee. The Indemnitee may not settle any lawsuit or action with respect to which the Indemnitee is entitled to indemnification hereunder without the consent of the Indemnitor, which consent will not be unreasonably withheld, delayed or conditioned.

          (iv)  At any time after the commencement of defense of any lawsuit or action, the Indemnitor may request the Indemnitee to agree in writing to the abandonment of such contest or to the payment or compromise by the Indemnitor of such claim, whereupon such action will be taken unless the Indemnitee determines that the contest should be continued and so notifies the Indemnitor in writing within 15 days of such request from the Indemnitor. Any request from the Indemnitor that any contest be abandoned will specify the amount that the other party or parties to the contested claim have agreed to accept in payment or compromise of the claim. If the Indemnitee determines that the contest should be continued, the Indemnitor will be liable under this Agreement only to the extent of the lesser of (A) the amount that the other party or parties to the contested claim had agreed to accept in payment or compromise as of the time the Indemnitor made its request therefor to the Indemnitee, as specified in the Indemnitor's request, or (B) the amount for which the Indemnitor may be liable with respect to such claim by reason of the provisions of this Agreement.

        (d)   In no event shall any Indemnitor be liable to any Indemnitee for any indirect, special, incidental or consequential damages with respect to any matter relating to this Agreement.

        (e)   The terms and conditions of this Section 6.1 will survive the expiration or termination of this Agreement, regardless of the reason for such expiration or termination.

Section 6.2 Further Assurances.

        Each party hereto covenants and agrees to make, execute, acknowledge and deliver such instruments, agreements, consents, assurances and other documents, and to take all such other commercially reasonable actions, as any other party may reasonably request and as may reasonably be required in order to carry out the purposes and intent of this Agreement and to implement the terms hereof.

Section 6.3 Specific Performance.

        Each party hereby acknowledges that the benefits to the other parties of the performance by such party of its obligations under this Agreement are unique and that the other parties hereto are willing to enter into this Agreement only in reliance that such party will perform such obligations, and agrees that monetary damages may not afford an adequate remedy for any failure by such party to perform any of such obligations. Accordingly, each party hereby agrees that the other parties shall have the right to enforce the specific performance of such party's obligations hereunder and irrevocably waives any requirement for securing or posting of any bond in connection with the obtaining by the other parties of any injunctive or other equitable relief to enforce their rights hereunder.

Section 6.4 Arbitration.

        Except as provided in Section 6.3, all disputes arising under this Agreement that are not settled by the parties will be submitted to binding arbitration under the then existing Commercial Arbitration Rules of the American Arbitration Association. Arbitration proceedings will be held in Denver, Colorado, or such other location agreed to by the parties. The parties to the arbitration may agree on an arbitrator; otherwise, there will be a panel of three arbitrators, one named in writing by each party within 20 days after any party serves a notice of arbitration and the third arbitrator named by the two arbitrators named by the parties. No person financially interested in this Agreement or any party may serve as an arbitrator. The costs of the arbitration and the fees of the arbitrator or arbitrators will be borne by the parties equally. The decision of the arbitrator or arbitrators will be final and conclusive and binding on all the parties, and judgment thereon may be entered in any Colorado court of competent jurisdiction. For purposes of this Section 6.4 the Company and LMINT LLC will be considered one party.

Section 6.5 Access to Information.

        (a)   Each party shall provide to the other parties, at any time before or after the Closing Date, upon written request and promptly after the request therefor, any information in its possession or under its control that the requesting party reasonably needs (i) to comply with reporting, filing or other requirements imposed on the requesting party by a foreign or U.S. federal, state or local judicial, regulatory, administrative or taxing authority having jurisdiction over the requesting party or its subsidiaries or (ii) to enable the requesting party to implement the transactions contemplated hereby, including but not limited to performing its obligations under this Agreement, the Reorg Agreements and the Other Agreements.

        (b)   Any information owned by a party that is provided to another party pursuant to Section 6.5(a) shall remain the property of the providing party. Nothing contained in this Agreement shall be construed as granting or conferring license or other rights in any such information.

        (c)   The party requesting any information under this Section 6.5 shall reimburse the providing party for the reasonable costs, if any, of creating, gathering and copying such information, to the extent that such costs are incurred for the benefit of the requesting party. No party shall have any liability to any other party if any information exchanged or provided pursuant to this Agreement that is an estimate or forecast, or is based on an estimate or forecast, is found to be inaccurate, absent willful misconduct by the party providing such information.

Section 6.6 Confidentiality.

        (a)   Each party shall keep confidential for three years following the Closing Date (or for five years following disclosure to such party, whichever is longer), and shall use reasonable efforts to cause its officers, directors, employees, affiliates and agents (collectively, "Agents") to keep confidential during such period all Proprietary Information (as defined below) of the other parties, in each case to the extent permitted by law.

        (b)   "Proprietary Information" means any proprietary ideas, plans and information, including information of a technological or business nature, of a party (in this context, the "disclosing party") (including all trade secrets, intellectual property, data, summaries, reports or mailing lists, in whatever form or medium whatsoever, including oral communications, and however produced or reproduced), that is marked proprietary or confidential, or that bears a marking of like import, or that the disclosing party states is to be considered proprietary or confidential, or that a reasonable and prudent person would consider proprietary or confidential under the circumstances of its disclosure. In addition, all information of the types referred to in the immediately preceding sentence that is used by the Company or LMC and their respective subsidiaries on or prior to the Closing Date in connection with the International Business and that is treated as proprietary or confidential, or that a reasonable and prudent person would consider proprietary or confidential under the circumstances, shall constitute Proprietary Information of the Company for purposes of this Section 6.6.

        (c)   Information of a disclosing party will not constitute Proprietary Information (and the other party (in this context, the "receiving party") shall have no obligation with respect thereto), to the extent such information: (i) is approved for release by prior written authorization of the disclosing party, (ii) is disclosed in order to comply with a judicial order issued by a court of competent jurisdiction, or to comply with government laws or regulations, in which event the receiving party shall give prior written notice to the disclosing party of such disclosure as soon as practicable and shall cooperate with the disclosing party in using commercially reasonable efforts to obtain an appropriate protective order or equivalent, and provided that the information shall continue to be Proprietary Information to the extent it is covered by such protective order or equivalent, (iii) is disclosed to the receiving party or the receiving party's Agents on a non-confidential basis by a person other than the disclosing party or its Agents that, to the receiving party's knowledge, is not restricted from disclosing such information to the receiving party by any contractual, fiduciary or other legal obligation or (iv) is independently developed after the Closing Date by the receiving party or its Agents.

Section 6.7 Notices Regarding Transferred Assets.

        Any transferor of an asset, contract or interest in the Reorganization that receives a notice or other communication from any third party, or that otherwise becomes aware of any fact or circumstance, after the Reorganization relating to such asset, contract or interest promptly will forward the notice or other communication to the transferee or give notice to the transferee of such fact or circumstance of which it has become aware. The parties will comply, and will cause their respective subsidiaries to comply, with this Section 6.7.

ARTICLE VII
CLOSING

Section 7.1 Closing.

        Unless this Agreement is terminated and the transactions contemplated by this Agreement abandoned pursuant to the provisions of Article VIII, and subject to the satisfaction of all conditions set forth in Sections 4.3 and 7.2 (or the waiver of such conditions, to the extent such conditions may be waived), the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of LMC, at 12300 Liberty Boulevard, Englewood, Colorado, at a mutually acceptable time and date (the "Closing Date").

Section 7.2 Conditions to Closing.

        (a)   The obligations of the parties to complete the transactions provided for herein are conditioned upon the following:

          (i)    the receipt and continued validity of all third party consents or waivers required to be obtained in connection with the transactions contemplated by this Agreement;

          (ii)   the receipt and continued validity of all consents, approvals, orders, licenses or permits required to be received from the Federal Communications Commission in connection with the Reorganization and the Distribution;

          (iii)  the receipt and continued validity of all consents and approvals required to be received from foreign governmental agencies, or the passage of the period of time allowed by applicable law for any such agency to object to the Reorganization or the Distribution; and

          (iv)  the absence of any injunction, law, regulation or court order that would prohibit the Reorganization or the Distribution.

        (b)   The performance by each party of its obligations hereunder is further conditioned upon:

          (i)    the performance by each other party of its covenants and agreements contained herein to the extent such are required to be performed at or prior to the Closing; and

          (ii)   the representations and warranties of the other parties herein being true and complete in all material respects as of the Closing Date with the same force and effect as if made at and as of the Closing Date.

Section 7.3 Deliveries at Closing.

        (a)   LMC. At the Closing, LMC shall deliver or cause to be delivered to the appropriate party or parties:

          (i)    the Credit Facility with the Company in substantially the form attached hereto as Exhibit C (the "Credit Facility");

          (ii)   the Facilities and Services Agreement with the Company in substantially the form attached hereto as Exhibit D (the "LMC Services Agreement");

          (iii)  the Tax Sharing Agreement with the Company and others in substantially the form attached hereto as Exhibit E (the "Tax Sharing Agreement");

          (iv)  the Agreement for Aircraft Joint Ownership and Management with the Company in substantially the form attached hereto as Exhibit F (the "Aircraft Agreement");

          (v)   certified copies of resolutions of its Board of Directors authorizing the execution, delivery and performance by LMC of this Agreement, which resolutions shall be in full force and effect at and as of the Closing; and

          (vi)  such other documents and instruments as are required or appropriate to complete the Reorganization and effect the Distribution.

        (b)   The Company. At the Closing, the Company shall deliver or cause to be delivered to the appropriate party or parties:

          (i)    the Credit Facility;

          (ii)   the LMC Services Agreement;

          (iii)  the Tax Sharing Agreement;

          (iv)  the Aircraft Agreement;

          (v)   certified copies of resolutions of its Board of Directors authorizing the execution, delivery and performance by the Company of this Agreement, which resolutions shall be in full force and effect at and as of the Closing; and

          (vi)  such other documents and instruments as are required or appropriate to complete the Reorganization and effect the Distribution.

        (c)   LMINT LLC. At the Closing, LMINT LLC shall deliver or cause to be delivered to the appropriate party or parties:

          (i)    certified copies of resolutions of its Board of Directors authorizing the execution, delivery and performance by LMINT LLC of this Agreement, which resolutions shall be in full force and effect at and as of the Closing; and

          (ii)   such other documents and instruments as are required or appropriate to complete the Reorganization.

ARTICLE VIII
TERMINATION

Section 8.1 Termination.

        This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date:

          (i)    by LMC for any reason; or

          (ii)   by any other party hereto if such party has discovered any material error, misstatement or omission in any of the representations or warranties of any other party hereto, any other party otherwise has breached in any material respect any such representation or warranty, any such representation or warranty shall not be true and complete in all material respects at and as of the Closing Date with the same effect as if made at and as of such time, or any other party fails to comply in any material respect with any of the terms, covenants, conditions or agreements contained in this Agreement to be complied with or performed by such party at or prior to the Closing Date.

Section 8.2 Effect of Termination.

        In the event of termination of this Agreement as provided by Section 8.1, this Agreement shall immediately become void and the parties hereto shall have no obligation or liability to each other with respect to the transactions contemplated hereby.

ARTICLE IX
MISCELLANEOUS

Section 9.1 No Third-Party Rights.

        Nothing expressed or referred to in this Agreement is intended or shall be construed to give any person or entity other than the parties hereto and their respective successors any legal or equitable right, remedy or claim under or with respect to this Agreement, or any provision hereof, it being the intention of the parties hereto that this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their respective successors.

Section 9.2 Notices.

        All notices and communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or mailed, certified or registered mail with postage prepaid, or sent by confirmed facsimile, addressed as follows:

if to LMC:	Liberty Media Corporation 12300 Liberty Boulevard Englewood, Colorado 80112 Facsimile (720) 875-5382 Attention: Charles Y. Tanabe, Esq.
if to LMINT LLC:	Liberty Media International Holdings, LLC 12300 Liberty Boulevard Englewood, Colorado 80112 Facsimile (720) 875-5858 Attention: Elizabeth M. Markowski, Esq.
if to the Company:	Liberty Media International, Inc. 12300 Liberty Boulevard Englewood, Colorado 80112 Facsimile (720) 875-5858 Attention: Elizabeth M. Markowski, Esq.

or to such other address (or to the attention of such other person) as the parties may hereafter designate in writing. All such notices and communications shall be deemed to have been given on the date of delivery if sent by facsimile or personal delivery, or the third business day after the mailing thereof, except that any notice of a change of address shall be deemed to have been given only when actually received.

Section 9.3 Entire Agreement.

        This Agreement (including the Exhibits and Schedules attached hereto), the Reorg Agreements and the Other Agreements constitute the entire agreement among the parties hereto on the subject matter hereof and thereof, and supersede all prior agreements and understandings, oral and written, among the parties hereto with respect to such subject matter.

Section 9.4 Amendment, Modification or Waiver.

        Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated other than by an agreement in writing signed by the parties hereto. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instance shall be deemed or construed as a further or continuing waiver of any such term, provision or condition or of any other term, provision or condition, but any party hereto may waive its rights in any particular instance by written instrument of waiver.

Section 9.5 Binding Effect; Benefit; Successors and Assigns.

        This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, provided that this Agreement may not be assigned by any of the parties hereto without the prior written consent of the other parties hereto, which consent will not be unreasonably withheld, delayed or conditioned.

Section 9.6 Costs and Expenses.

        All costs and expenses incurred in connection with the authorization, preparation and consummation of this Agreement and the transactions contemplated hereby shall be borne one-half by the Company and one-half by LMC, unless the parties otherwise agree.

Section 9.7 Severability.

        It is the intention of the parties hereto that the provisions of this Agreement shall be enforced to the fullest extent permissible under all applicable laws and public policies, but that the unenforceability of any provision hereof (or the modification of any provision hereof to conform with such laws or public policies, as provided in the next sentence) shall not render unenforceable or impair the remainder of this Agreement. Accordingly, if any provision shall be determined to be invalid or unenforceable either in whole or in part, this Agreement shall be deemed amended to delete or modify, as necessary, the invalid or unenforceable provisions and to alter the balance of this Agreement in order to render the same valid and enforceable, consistent (to the fullest extent possible) with the intent and purposes hereof.

Section 9.8 Miscellaneous.

        The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, and all of which together shall constitute one and the same instrument. This Agreement and the legal relations among the parties hereto shall be governed in all respects, including validity, interpretation and effect, by the internal laws of the State of Delaware, without regard to the conflict of laws rules thereof.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

LIBERTY MEDIA CORPORATION		LIBERTY MEDIA INTERNATIONAL, INC.
By:	/s/ CHARLES Y. TANABE Name: Charles Y. Tanabe Title: Senior Vice President and General Counsel	By:	/s/ ELIZABETH M. MARKOWSKI Name: Elizabeth M. Markowski Title: Senior Vice President
LIBERTY MEDIA INTERNATIONAL HOLDINGS, LLC
By:	/s/ ELIZABETH M. MARKOWSKI Name: Elizabeth M. Markowski Title: Senior Vice President

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REORGANIZATION AGREEMENT among Liberty Media Corporation, Liberty Media International Holdings, LLC and Liberty Media International, Inc. Dated as of May 20, 2004